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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Date of Report: August 25, 2006

Koor Industries Ltd.

(Exact name of Registrant as specified in its charter)

   N/A

(Translation of Registrant's name into English)

          Israel

(Jurisdiction of incorporation or organization)

14 Hamelacha Street

        Rosh Ha’ayin 48091, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.	Notice of Annual General Meeting of Shareholders and related Proxy Statement distributed by Koor Industries Ltd. on August 25, 2006 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Koor Industries Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                Koor Industries Ltd.

(Registrant)

Date: August 25, 2006	By: /s/ Shlomo Heller
Name:	Shlomo Heller
Title:	General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Notice of Annual General Meeting of Shareholders and related Proxy Statement distributed by Koor Industries Ltd. on August 25, 2006.